As filed with the Securities and Exchange Commission on September 4, 2002
                                                                Registration No.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        EVCI CAREER COLLEGES INCORPORATED
             (Exact name of Registrant as specified in its charter)

                Delaware                             06-1488212
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

                      35 East Grassy Sprain Road, Suite 200
                             Yonkers, New York 10710
                                 (914) 787-3500
   (Address and telephone number of registrant's principal executive offices)

            Dr. Arol I. Buntzman                           Copies to:
   35 East Grassy Sprain Road, Suite 200            Joseph D. Alperin, Esq.
          Yonkers, New York 10710               Fischbein Badillo Wagner Harding
  (Name and address and telephone number                909 Third Avenue
         of agent for service)                     New York, New York 10022
                                                           (212) 826-2000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE
-------------------------- ------------------ ------------------------- ------------------------ -------------------
   Title Of Securities       Amount To Be         Proposed Maximum         Proposed Maximum          Amount Of
    To Be Registered          Registered      Offering Price Per Share    Aggregate Offering      Registration Fee
                                                                                 Price
-------------------------- ------------------ ------------------------- ------------------------ -------------------
Common Stock, $.0001         1,000,000 (1)           $1.05 (2)              $1,050,000 (2)           $97.00 (2)
Par value............
-------------------------- ------------------ ------------------------- ------------------------ -------------------

     (1) This Registration Statement also includes an indeterminate number of shares of common stock which may be issued in payment of interest under, and the antidilution provisions of, convertible notes and under antidilution provisions of warrants held by selling stockholders.

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the bid and ask price on August 28, 2002 as reported by Nasdaq.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2002

PROSPECTUS

     The information in this prospectus is not complete and may be changed. Selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                        EVCI CAREER COLLEGES INCORPORATED

                        1,000,000 SHARES OF COMMON STOCK,

     The shares are being offered by certain stockholders named in the prospectus. They have the right to determine both the number of shares they will offer and the time or times when they will offer shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate. We will not receive any proceeds from the sale of the shares of this offering.

     Our common stock is quoted on the Nasdaq SmallCap Market and Boston Stock Exchange under the symbol "EVCI." On August 29, 2002, the closing sale price of our common stock, as reported by Nasdaq, was $1.02 per share.


                  --------------------------------------------
                    These are speculative securities and this
                   investment involves a high degree of risk.
                    See "Forward-Looking Statements and Risk
                          Factors" beginning on page 5.
                  --------------------------------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                                            , 2002.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Offers of these securities are not being made in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date of the document in which it is contained.


                                TABLE OF CONTENTS
                                                                            PAGE

WHERE YOU CAN FIND MORE INFORMATION............................................2

PROSPECTUS SUMMARY.............................................................3

FORWARD-LOOKING STATEMENTS AND RISK FACTORS....................................5

USE OF PROCEEDS FROM EXERCISE OF WARRANTS.....................................13

SELLING STOCKHOLDERS..........................................................14

PLAN OF DISTRIBUTION..........................................................15

INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................17

LEGAL MATTERS.................................................................17

EXPERTS.......................................................................17

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports, proxy statements and other information electronically with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our SEC filings are available to the public at the SEC's web site at http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete. Therefore, you should refer to the copy of the document filed for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholders.

     1. Our annual report on Form 10-KSB for our fiscal year ended December 31, 2001, filed March 15, 2002.

     2. Our definitive proxy statement for our 2002 annual meeting of stockholders, filed April 25, 2002.

     3. Our quarterly report on Form 10-QSB for our quarter ended March 31, 2002, filed May 15, 2002.

     4. Our quarterly report on form 10-QSB for our quarter ended June 30, 2002, filed August 14, 2002.

     5. The description of our common stock contained under the caption "Description of Capital Stock" in our Prospectus filed February 24, 1999 pursuant to Rule 424(b) under the Securities Act.

You may request a copy of these filings, at no cost, by writing or telephoning us:

          35 East Grassy Sprain Road, Suite 200
          Yonkers, New York 10710
          Attention:  Richard Goldenberg, Chief Financial Officer
          (914) 787-3500

                               PROSPECTUS SUMMARY


About Our Company

     We provide on-campus education and training through Interboro Institute and ICTS. Interboro is a two-year college that offers degree programs leading to the Associate of Occupational Studies degree and has a main campus in Manhattan and an extension center in Flushing, New York. Interboro is planning to open another extension center this fall in the Washington Heights section of Manhattan, New York City. ICTS is an information technology training and certification school with four schools, one in each of Atlanta, Georgia; Baltimore, Maryland; and Alexandria and Hampton, Virginia. We acquired Interboro in January 2000 and ICTS in July 2001.

     Our multi-point video conferencing technology and services are being used on a limited basis by our schools and to support an existing customer.

     In the third quarter of 2001, our board decided that we would stop delivering synchronized courses using ISDN lines because this activity continued to be unprofitable. Accordingly, we have reflected the closing of this segment as a discontinued operation in the our consolidated financial statements. As a result, this segment's revenue, cost of sales and related expenses have been reclassified in the consolidated statement of operations and shown separately as a net amount under the caption "Loss from Discontinued Operations" for all periods presented.

     The events of September 11, 2001 and their aftermath did not significantly impact Interboro. This is principally because student tuition and other costs of attending Interboro are substantially paid out of federal and New York State grants under the Pell and TAP programs. In addition, we were able to significantly increase student enrollment and retention. In contrast, ICTS' enrollments were adversely affected. We believe this is primarily because ICTS' students do not receive government grants and, accordingly, must obtain the funds needed to take ICTS courses from their employers or from their own resources.

     We were organized in March 1997. We completed an underwritten initial public offering of our common stock in the first quarter of 1999. Our principal executive offices are located at 35 East Grassy Sprain Road, Suite 200, Yonkers, New York 10710 and our telephone number is (914) 787-3500. References in this prospectus to EVCI are meant to exclude our subsidiaries, unless the context requires otherwise. In addition to the administrative functions performed by EVCI as a public company, it conducts the activities related to our multi-point video conferencing technology and services.

The Offering

     The purpose of this offering is to register the resale of the shares of common stock owned by the selling stockholders. The selling stockholders are required to deliver a copy of this prospectus in connection with any sale of these shares.

     Common stock offered............................................    1,000,000 shares
     Common stock outstanding........................................    4,813,466 shares
     Common stock outstanding if all shares offered are sold.........    5,813,466 shares
     Net offering proceeds to us:....................................    None

     The 1,000,000 shares offered consist of:

          o 475,000 that are purchasable from us upon conversion of our Convertible Promissory Notes due July 15, 2003.

          o 475,000 that are purchasable from us upon exercise of warrants issued in connection with the Notes.

          o 50,000 that are purchasable from us upon exercise of other warrants.

     We will receive proceeds of up to $573,750 from the exercise of the warrants prior to the sale of the underlying shares by selling stockholders.

                   FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     Statements and financial discussion and analysis by our management contained in this Form S-3 that are not historical facts are forward-looking statements. They reflect management's current views with respect to future events and, accordingly, are subject to certain assumptions, risks and uncertainties, including the risk factors discussed below. If any of the following or other risks actually occur, or should our assumptions prove incorrect, actual results may vary materially from those anticipated by those forward-looking statements. Furthermore, our business, financial condition and results of operations could be materially and adversely affected.

If we cannot generate more revenue than our expenses, we will not become profitable.

     Since our inception in 1997, our first two quarters of 2002 are the only ones in which we had net income. Our accumulated deficit at June 30, 2002 was $31,452,796. Our net revenue and net loss for the year ended December 31, 2001 was $14,525,316 and $8,837,219. Although our unaudited net revenue and net income for the six months ended June 30, 2002 was $11, 203,947 and $153, 916, we may be unable to continue to generate enough revenue to offset our operating costs so that we have net income. For the second quarter of 2002, ICTS had net income for the first time since we acquired it in July 2001. However, ICTS may not remain profitable. Until it had net income, EVCI's and ICTS's combined losses were greater than Interboro's profits.

Our continued negative cash flow and working capital deficit could materially impede our ability to operate and grow.

     Our negative cash flow from operations was $3,313,000 for 2001 and $1,360,826 for the first six months of 2002. At December 31, 2001, we had a working capital deficit of $2,750,364. By June 30, 2002, we had reduced our working capital deficit to $2,145,278. Our negative cash flow and working capital deficit are mostly due to the negative cash flow and deficits of EVCI and ICTS.

ICTS requires the cooperation of its creditors or additional financing in order to continue operating.

     Although ICTS had net income for the second quarter of 2002, it was not cash flow positive because it used cash to pay current and past due accounts payable and student refunds. The total ICTS accounts payable and student refunds was approximately $2,100,000 at June 30, 2002. Of this amount, approximately $830,000 of accounts payable and approximately $360,000 of student refunds were more than 90 days past due. At June 30, 2002, collection of approximately $385,000 of these past due payables was being pursued in litigation or by third-party collection agencies. We recently implemented an agreement with SLM Financial, a Sallie Mae affiliate, providing for it to pay approximately $418,000 of the past due student refunds and for ICTS to repay this amount to it over 17 months, without interest, commencing August 2002. ICTS needs to find other ways to schedule payment of its over due payables or to obtain additional financing if it is to continue operating.

     In the interim, ICTS's ability to operate could be adversely affected by the loss of one or more of its four college and university partners. These partners give the ICTS schools important credibility with regulators and in their marketplaces and afford them significantly less onerous bonding requirements than might otherwise be imposed by state licensing authorities.

     If ICTS's creditors grow too impatient, ICTS's board of directors or certain creditors could decide to file for court protection under applicable bankruptcy laws

Regulatory Agencies may revoke or refuse to renew ICTS school licenses.

     The failure of an ICTS school to comply with state regulations could result in the revocation or non-renewal of its license to operate in that state. License renewal is required annually for each ICTS school. Three of ICTS's four schools are currently seeking to renew their licenses in Georgia and Virginia, a process that is expected to continue until October, 2002. Significantly, an ICTS school license could be revoked or not renewed if the school does not comply with the state's refund or bonding requirements. ICTS may not have the cash to make required refunds when due. In addition, ICTS could not afford to post the requisite bond if a school loses its college or university partner.

Our growth may depend on our ability to obtain substantial additional financing.

     From our inception in March 1997 through December 31, 2001, we have received net proceeds from offerings of our debt and equity securities of approximately $35,130,000.

     Since December 31, 2001, we raised $1,541,000 in three separate and unrelated private placements. We are continuing to seek additional financing because we want to have more cash to:

          o    grow internally;

          o    compete for and complete acquisitions.

          o have the funds needed to pay $910,000, plus interest of $91,000, under our note payable on September 23, 2003 to our Series B preferred holders.

          o have the funds needed to pay any accrued dividends we are required to pay on our Series B preferred. By September 29, 2003, the accrued dividends will be approximately $1,800,000.

          o assure our compliance with Nasdaq's minimum stockholders' equity requirement of $2.5 million for continued listing.

          o    have reserves for unanticipated developments.

     Our ability to obtain necessary financing and its cost to us are uncertain. Furthermore, the personnel and financial resources we must allocate to our financing efforts limit our ability to operate and grow.

Additional goodwill of ICTS could be impaired.

     In accordance with SFAS 142, we recently reduced our goodwill attributable to ICTS by $232,000. Although ICTS was marginally profitable for the second quarter of 2002, it may not remain profitable. ICTS revenues are being adversely impaired by the summer seasonal decrease in attendance and the significant continuing downturn in the information technology market. It may not be able to increase revenues if this downturn, or if the uncertainty regarding the market's future, continues.

     As part of its cost reduction activities, ICTS' Baltimore school is focusing exclusively on the corporate, government and agency markets. To reduce expenses further we are evaluating whether to sell or close one or more schools.

     If we close a school, we will incur significant costs to teach-out the students currently enrolled in its programs. If we cancel classes, we will be required to refund tuition deposits.

     In addition, closing a school could adversely affect our relationships with our college or university partners and revenue generated by other ICTS schools.

     Closing or selling ICTS schools may require us to write down all or a substantial portion of approximately $4.2 million of goodwill currently attributable to ICTS.

Interboro Institute is subject to extensive federal and New York State regulation because it depends on substantial federal and state funds in order to operate.

     Interboro's participation in the Pell grant program under Title IV of the HEA subjects it to frequent reviews and detailed oversight and requires it to comply with complex laws and regulations. Similarly, Interboro is subject to extensive regulation and oversight by New York State administrators of TAP. Approximately $9.2 million in Pell and TAP financial aid was provided to Interboro students during 2001. Approximately $6.4 million of Pell and TAP aid was provided with respect to the first six months of 2002. Most of Interboro's students rely on this aid to pay their tuition. Any significant change, curtailment or delays in disbursement of Pell or TAP funds would have a material adverse effect on Interboro and, therefore, on us. This could result from our failure to comply with existing regulations or significant changes in Federal or New York State regulations governing eligibility for aid or the amount or timing of aid disbursements, among other things. Current funding for Title IV expires on December 31, 2003 and New York State has considered modifying TAP funding.

     The regulations, standards and policies of the regulatory agencies frequently change. Changes or new interpretations could have material consequences for our schools' accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV, TAP or other programs and/or costs of doing business.

Interboro Institute's prior problems with regulators could reoccur and adversely affect its operations.

     Prior to our acquiring Interboro, TAP administrators disallowed approximately $4,800,000 of grants previously disbursed to Interboro for academic years 1989/1990 through 1991/1992. After protracted litigation, Interboro was required to repay approximately $5,850,000, including $1,050,000 of interest, to the New York State Higher Education Services Corporation. All but approximately $700,000 was paid prior to our purchase of Interboro in January 2000. By March 31, 2000, Interboro had paid the remaining $700,000. However, funds disbursed to Interboro subsequent to academic year 1992 are still subject to audit by TAP administrators as are future disbursements. Interboro cannot predict if any future disallowances might occur as a result of additional TAP audits. Interboro believes that it is operating in compliance with TAP rules.

Regulatory agencies or third parties may commence investigations or institute litigation against us.

     From time to time, we may be subject to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which may allege statutory violations, regulatory infractions, or common law causes of action. If the results of the investigations are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay money damages or be subject to fines, penalties, injunctions, loss of financial aid eligibility, or other censure that could have a materially adverse effect on our business. Even if we adequately address the issues raised by an agency investigation or successfully defend a third-party lawsuit, we may have to devote significant money and management resources to address these issues. This could also materially hurt our business.

Our failure to effectively open new schools or add new services could hurt our business.

     Opening additional school sites requires us to use our cash for new personnel, capital expenditures, marketing expenses and other startup costs. To open a new site, we are also required to obtain appropriate federal, state and accrediting agency approvals. Our failure to effectively locate, open and manage the operations, or to obtain authorization to participate in the federal and state financial aid programs, of newly established sites could have a material adverse effect on those and our other sites.

Our business could materially suffer if we try to grow by acquisition and cannot effectively identify, acquire and integrate additional schools.

     We expect to continue to seek acquisitions in order to grow. We often engage in evaluations of, and discussions with, possible acquisition candidates. We may be unable to acquire certain schools because we may not be able to raise sufficient funds to finance their acquisition or we may be unable to use our stock to fund the purchase. In addition, we may choose not to purchase a school after we conduct our due diligence. In 2001, after a significant expenditure of time, effort and money, we decided not to acquire IBS International Business Schools Inc., which had been one of Canada's largest operators and franchisors of post-secondary business career schools. From this and other experiences, we know that it takes time and resources to identify and acquire suitable acquisition candidates.

     We have been focusing primarily on distress situations that we believe are well priced and that we can turnaround as we did successfully with Interboro. Our success with Interboro may not be repeated. ICTS has posed a much greater challenge for us. Potential acquisition hurdles for us include:

     o an inability to fund operations of the acquired company while we seek to turn it around
     o    possible loss of key employees
     o    diversion of our managementresources
     o    adverse effects on our operating results
     o    unanticipated business or regulatory uncertainties or liabilities
     o breaches of representations or warranties by the seller of the acquired company for which we do not have adequate recourse
     o    underestimation of the turn around costs for an acquisition
     o    failure to develop or implement a viable turn around strategy
     o an inability to continue a school's participation in financial aid programs as a result of regulatory change in control provisions

Our Failure to effectively manage our growth could hurt our business.

     We want to continue to grow rapidly. If we can, this will probably strain our management, operations, employees and resources. We cannot assure our stockholders that we will be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve significant growth on a timely or profitable basis. If we are unable to manage our growth effectively, our business could be materially hurt.

Future sales of shares of our common stock by existing stockholders could have an adverse effect on market price of our common stock and our ability to obtain additional financing.

     As of August 15, 2002, the following shares are eligible for sale under Rule 144 or current S-3 on S-8 registration statements:

     o 950,000 shares pursuant to this prospectus upon conversion of notes and exercise of warrants at $1.05 per share

     o 50,000 pursuant to this prospectus upon exercise of warrants at $1.50 per share

     o    shares issuable upon exercise of warrants:

          o    784,109 shares at $1.00 to $3.00 per share
          o    286,252 shares at $4.00 to $6.00 per share
          o    1,087,223 shares at $12.00 to $25.00 per share

     o    shares issuable upon exercise of employee stock options:

          o    142,000 shares at $1.00 to $1.57 per share
          o    100,000 shares at $7.00 per share

     o 2,480,916 shares upon the conversion of our Series B preferred stock at $5.24 per share, subject to reset in the last week of September 2003.

     Commencing in the last week of September 2003, our Series B preferred will automatically convert into shares of our common stock at the higher of the then current market price of our common stock and $3.375.

     There are four holders of our Series B preferred. Amaranth Trading LLC owns $10 million of Series B preferred that is currently convertible into 1,647,446 shares of common stock. Three holders own $3 million of Series B preferred that is currently convertible into 494,234 shares of common stock. We think the terms of the Series B preferred prevent issuance of our common stock upon any conversion to the extent the holder would own more than 9.99% of our common stock as a result of the issuance. Amaranth claims it will be entitled to be issued all shares of common stock into which its Series B preferred is convertible on September 22, 2003, the automatic conversion date for its shares. We believe Amaranth's claim is without merit. The number of shares that would exceed 9.99% of our outstanding common stock depends on whether the Series B holders are acting as a group.

Additional issuances of our common stock for financing or to pay for acquisitions could substantially dilute our current stockholders.

     For the foreseeable future, we expect we will be required to use our stock and securities exchangeable for our common stock to obtain additional financing and to pay for school acquisitions we may make. While the current low price of our stock may be attractive to providers of financing and sellers of schools, our current stockholders may be substantially diluted as a result of the number of shares we are required to issue.

If our common stock is delisted from the Nasdaq, the liquidity of our common stock and our ability to raise additional capital and make acquisitions could adversely be affected.

     In 2001, our common stock was nearly delisted from the Nasdaq SmallCap Market because we were not in compliance with the continued listing requirements of a minimum of $2.5 million of stockholders' equity and a closing bid price of not less than $1.00 during a 30 consecutive trading day period. After protracted and expensive negotiations with our Series B preferred stockholders, we were able to reclassify our Series B preferred stock as permanent equity. This resulted in an increase in stockholders' equity by more than $12.4 million. Our stock price rebounded and, by September 10, 2001, we were able to become compliant within the Nasdaq 90-day cure period.

     As a result of losses, including a $5.3 million charge for discontinued operations, at December 31, 2001 our stockholders' equity was $3,641,457. At June 30, 2002 it had increased to $4,148,995. Our net worth could fall below $2.5 million if we are required to substantially write down the approximately $4.2 million of goodwill attributable to our acquisition of ICTS.

     The closing bid price of our common stock has dropped below $1.00 from time to time since we became compliant last September. During August, 2002, the closing bid price was below $1.00 for 11 consecutive days as of August 22.

     If our common stock is delisted in the future because we are not then in compliance with the Nasdaq minimum stockholders' equity and minimum bid price requirements, trading would thereafter be conducted in the over-the-counter market on the "electronic bulletin board" or in the "pink sheets". As a consequence:

     o the liquidity of our common stock would be impaired by a decrease in the number of securities which could be bought and sold and by delays in the timing of transactions, a reduction in security analysts' and the news media's coverage of us and lower prices for our common stock.

     o these trading factors would also make our common stock less attractive to potential sources of financing and as a currency to pay for acquisitions by us.

In a continued economic downturn, it could become more difficult for us to operate and grow.

     We believe that our campus schools segment should do well in a continuing recession because schools such as ours have historically been able to do this. However, other than the current one, we have had no experience operating our business during a recession. At ICTS, we have already had to make significant cutbacks in personnel and reallocate our resources in order for us to continue its operations. As the recession continues, we may be required to make additional cutbacks and/or reallocate additional resources.

We depend on our chairman, president and other key management personnel to operate and grow.

     We believe the efforts of our executive officers and other management personnel, especially Dr. Arol I. Buntzman, our chairman and chief executive officer, and Dr. John J. McGrath, our president, are essential to our operations and growth. The loss of the services of Drs. Buntzman or McGrath would materially adversely affect us. We maintain insurance on the life of Dr. Buntzman in the amount of $2 million. We have employment agreements, expiring December 31, 2002, with each of Dr. Buntzman and Dr. McGrath.

Our chairman and other principal stockholders can act together to control our business and policies without the approval of other stockholders.

     Our officers and directors as a group, together with Tayside Trading, Ltd., DEWI Investments Limited and B&H Investments Ltd., can vote more than 38% of our currently outstanding common stock. This is probably sufficient to control the outcome of any stockholder vote except where the vote of our Series B preferred stock is required on matters that include:

     o    any increase or decrease in our authorized capital stock
     o the sale of all or substantially all of our assets or the assets of any of our subsidiaries
     o    any merger involving us or any of our subsidiaries

     In addition, as a result of voting agreements our chairman has with our president and chief financial officer and his spouse, our chairman has the power to direct the vote of more than 20% of our common stock. This may be sufficient for Dr. Buntzman to alone control the outcome of any stockholder vote not requiring the vote of holders of our Series B preferred stock.

Our share price has ranged greatly since we went public and may be very volatile in the future.

     Since our public offering in February 1999, the sales prices of our common stock has ranged between $0.26 and $40.94. Since January 1, 2002, the sales price of our common stock has ranged between $0.88 and $1.93. Historically, low priced stocks have always been more volatile than others.

     In the future, our share price could be affected by a number of factors, including:

     o    actual or anticipated fluctuations in our operating results
     o changes in expectations as to our future financial performance or changes in financial estimates of securities analysts
     o increased competition from major corporations or well-known colleges, universities and professional training organizations
     o the operating and stock price performance of other comparable companies
     o    general stock market or economic conditions
     o sales of our stock by our management or others pursuant to a prospectus or otherwise
     o    acquisition of post-secondary institutions
     o    additional financings
     o stock touts who use Internet chat rooms and high-pressure brokers to affect our stock price

     In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

Provisions of law and two agreements may prevent takeovers and depress the price of our shares.

     Certain provisions of Delaware law, an agreement with our chief executive officer and an agreement with holders of our Series B preferred stock could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. The provisions of these agreements include:

     o our chairman is entitled to certain payments if his employment is terminated following a change of control of us.

     o Series B preferred stockholders can require redemption of their shares if our board authorizes a transaction resulting in change of control of us.

     o Series B preferred stockholders must consent to transactions that, in addition to those referred to above, include:

          o    paying dividends on our common stock
          o    incurring indebtedness in excess of $15,000,000
          o incurring indebtedness of more than $2,000,000 that is senior to our $910,000 note payable to the Series B holders.

     Such provisions could limit the price that investors might be willing to pay in the future for our common stock because they believe our management and holders of our Series B preferred can defeat a takeover of us that could be beneficial to non-management stockholders.

Our classified board limits stockholder voting for election and removal of directors.

     Our board of directors is divided into three classes. The directors in each class are elected for three-year terms when their class stands for election at a stockholder meeting. This staggering of director terms protects directors from being removed from office by anyone engaged in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. Furthermore, a director may only be removed, with or without cause, by the holders of 66 2/3% of the shares entitled to vote at an election of directors.

Indemnification and limitation of liability of our officers and directors may insulate them from accountability to stockholders at substantial cost to us.

     Our certificate of incorporation and by-laws include provisions whereby our officers and directors are to be indemnified against liabilities to the fullest extent permissible under Delaware law. Our certificate of incorporation also limits a director's liability for monetary damages for breach of fiduciary duty, including gross negligence. In addition, we have agreed to advance the legal expenses of our officers and directors who are required to defend against claims. These provisions and agreements may have the effect of reducing the likelihood of suits against directors and officers even though such suits, if successful, might benefit our stockholders and us. Furthermore, we may be adversely affected by paying the cost of settlement and damage awards against directors and officers.

                    USE OF PROCEEDS FROM EXERCISE OF WARRANTS

     We will not realize any proceeds from the sale of the shares pursuant to this prospectus. We will receive a total of $498,750 if all warrants to purchase 475,000 shares offered by this prospectus are exercised by selling stockholders. We will receive up to an additional $75,000 if warrants to purchase 50,000 shares offered by this prospectus are exercised by the selling stockholder without utilizing cashless exercise provisions of its warrants. These proceeds will be available to us for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth the name, and total number of shares of common stock owned and offered by, each selling stockholder. We know of no material relationship between any selling stockholder and us during the past three years. After the offering is complete, none of the selling stockholders will own more than one percent of our outstanding common stock.


                                 Number of Shares Beneficially  Number of Shares
Selling Stockholder               Owned as of August 5, 2002        Offered 1
-------------------               --------------------------        -------

Becker Limited Partnership                  95,238                    95,238
Havener Worden L.P.                        220,000                   220,000
Hostetler Limited Partnership               95,238                    95,238
Jerdan Equities                            142,258                    97,140
Matthew M. Hayden LP                        47,620                    47,620
Ogham Holdings, LP                          95,238                    95,238
RL Ingham Investments Profit Sharing        62,620                    47,620
Plan & Trust UA DTD 7/22/88
Rodney Scogin                               90,000                    90,000
Rosenthal & Rosenthal, Inc.                 50,000                    50,000
Tibero LP                                   95,238                    95,238
WFC Limited Partnership                     47,620                    47,620
Andrew B. Worden                            19,048                    19,048
                                         ---------                 ---------
                                         1,060,118                 1,000,000
                                         =========                 =========
--------------------
     1 Consists of 475,00 shares purchasable from us upon conversion of our Convertible Promissory Notes due July 15, 2003, shares purchasable upon exercise of warrants issued in connection with the Notes and 50,000 shares purchasable upon exercise of warrants issued to Rosenthal & Rosenthal, Inc.

                              PLAN OF DISTRIBUTION

     We will receive no part of the proceeds of any sales made by the selling stockholders. We will pay all expenses of registration incurred in connection with this offering and the offering and sale of the shares, other than commissions, discounts and fees of brokers, dealers or agents.

     The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under that Act. Since the selling stockholder may be deemed "underwriters" within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     The selling stockholders may from time to time sell all or a portion of their shares in the over-the-counter market or on any national securities exchange on which our common stock may be listed or traded, in transactions directly with market makers, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

     o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers

     o    privately negotiated transactions

     o    put or call option transactions

     o    short sales

     o    any combination of such methods of sale described above

     o    any other lawful transaction

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholder.

     Upon notification of us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

     o the name of each such selling stockholder and of each participating broker or dealer

     o    the number of shares of our common stock involved

     o    the price at which such shares were sold

     o the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable

     o that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus

     o    other facts material to the transaction

     Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     The selling stockholders will be subject to applicable SEC rules and regulations, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by them.

     The selling stockholders may enter into hedging transactions with broker-dealers. Broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell their shares short and redeliver the shares to close out the short positions.

     The shares covered by this prospectus that have been paid for and held for at least one year may also be sold pursuant to Rule 144.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and by-laws provide that we will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of our company or serves or served at our request as a director, officer or employee of another corporation or entity.

     We have has entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and by-laws. These agreements, among other things, indemnify our directors and officers for certain expenses (including advancing expenses for attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as a director or officer of our company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. In addition, we have insurance providing indemnification for our directors and officers for certain liabilities. We believe that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Our counsel, Fischbein Badillo Wagner Harding, New York, New York, will issue an opinion on the legality of the shares of common stock offered by this prospectus.

                                     EXPERTS

     Our financial statements for the years ended December 31, 2001 and 2000 that are incorporated by reference in this prospectus have been so incorporated in reliance upon the report of Goldstein Golub Kessler LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

                                   PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the securities being registered. Except for the SEC filing fee, all expenses have been estimated and are subject to future contingencies.

              SEC registration fee .........................     $    97
              Nasdaq and BSE listing fees ..................      15,000
              Legal fees and expenses ......................      10,000
              Miscellaneous ................................       2,003
                                                                 -------
                       Total ...............................     $27,100
                                                                 =======
Item 15. Indemnification of Directors and Officers

     The Amended and Restated Certificate of Incorporation and By-Laws of the Registrant provide that the Registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the "GCL"). Section 145 of the GCL, relating to indemnification, is hereby incorporated herein by reference.

     In accordance with Section 102(a)(7) of the GCL, the Restated Certificate of Incorporation of the Registrant eliminates the personal liability of directors to the Registrant or its stockholders for monetary damage for breach of fiduciary duty as a director with certain limited exceptions set forth in
Section 102(a)(7) of the GCL.

     The Registrant also has indemnification agreements with each of its officers and directors, the form of which is filed as Exhibit 10.21to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085, to which reference is hereby made.

Item 16. Exhibits

Exhibit No.*             Description of Exhibit

       4.1[1]     --     Form of Common Stock Purchase Warrant issued to
                         investors in private placements and for services provided in connection with such private placements.

       4.2[1]     --     Tayside Common Stock Purchase Warrant.

       4.3[2]     --     Adelphi Common Stock Purchase Warrant.

       4.4[2]     --     Form of Representative's Warrant Agreement (including
                         Form of Representative's Warrant).

       4.5[2]     --     Form of Common Stock Certificate.

       4.6[2]     --     Amended and Restated 1998 Incentive Stock Option Plan
                         of the Registrant.

       4.7[3]     --     Warrant Agreement, dated January 14, 2000, between the
                         Registrant and Bruce R. Kalisch.

       4.8[5]     --     Warrant Agreement, dated April 18, 2000, between the
                         Registrant and Peter J. Solomon Company Limited.

       4.9[4]     --     Common Stock Purchase Warrant, dated February 3, 2000,
                         issued to The Shaar Fund Ltd.

       4.10[4]    --     Form of Finders' Warrant (relating to the issuance of
                         warrants to purchase 3,870 shares of the Registrant's common stock).

       4.11[6]    --     Form of Common Stock Purchase Warrant issued to
                         purchasers of the Registrant's Series B 7% Convertible
                         Preferred Stock.

       4.12[7]    --     Form of Warrant issued to each seller of shares of
                         ICTS, Inc.

       4.13[8]    --     2001 Non-Qualified Stock Option Plan.

       4.14[9]    --     Form of Common Stock Purchase Warrant issued to
                         purchasers of the Registrant's Series C 8% Convertible
                         Preferred Stock.

       4.15[10]   --     Warrant to purchase 50,000 shares of common stock of
                         the Registrant issued to Rosenthal & Rosenthal, Inc. on
                         July 12, 2002.

       4.16[10]   --     Form of Registrant's Convertible Promissory Note due
                         July 15, 2003, the originals of which were issued in July 2002 to accredited investors.

       4.17[10]   --     Form of Registrant's Common Stock Purchase Warrant
                         issued in connection with the issuance of registrant's
                         Convertible Promissory Notes due July 15, 2003.

       5.1        --     Opinion of Fischbein Badillo Wagner Harding

      23.1        --     Consent of Goldstein Golub Kessler LLP

      23.2        --     Consent of Fischbein Badillo Wagner Harding (included
                         in Exhibit 5.1)

      24.1        --     Power of Attorney (set forth on page II-5)

------------------------------

* Numbers inside brackets indicate documents from which exhibits have been incorporated by reference.

[1] Incorporated by reference to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085.

[2] Incorporated by reference to Amendment No. 4, dated February 10, 1999, to the Registrant's Form SB-2, Registration No. 333-66085.

[3]  Incorporated by reference to the Registrant's Form 8-K dated January 14,
     2000.

[4]  Incorporated by reference to the Registrant's Form 8-K dated February 3,
     2000.

[5] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2000.

[6]  Incorporated by reference to the Registrant's Form 8-K dated October 6,
     2000.

[7]  Incorporated by reference to the Registrant's Form 8-K dated July 1, 2001.

[8] Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 23, 2001, Registration No. 333-72080.

[9] Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 2001.

[10] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2002.

Item 17. Undertakings

     (a) The Registrant will:

          (1) File during any period in which selling stockholders offer or sell securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yonkers, State of New York, on the 4th day of September, 2002.

                              EVCI CAREER COLLEGES INCORPORATED

                              By: /s/ Dr. Arol I. Buntzman
                                  ----------------------------------------------
                                   Dr. Arol I. Buntzman, Chairman of the Board
                                   and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Dr. Arol I. Buntzman and John J. McGrath, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                 Signature                Title                                  Date
/s/ Dr. Arol I. Buntzman
-----------------------------  Chairman of the Board and Chief             September 4, 2002
Dr. Arol I. Buntzman           Executive Officer


/s/ Dr. John J. McGrath
-----------------------------  President and Director
Dr. John J. McGrath                                                        September 4, 2002

/s/ Richard Goldenberg
-----------------------------  Chief Financial Officer, Secretary and      September 4, 2002
Richard Goldenberg             Director (Principal Financial
                               and Accounting Officer)

/s/ Royce N. Flippin, Jr.
-----------------------------  Director                                    September 4, 2002
Royce N. Flippin, Jr.

/s/ Philip M. Getter
-----------------------------  Director                                    September 4, 2002
Philip M. Getter

/s/ Elie Housman
-----------------------------  Director                                    September 4, 2002
Elie Housman

                                  EXHIBIT INDEX


Exhibit No.*             Description of Exhibit


       4.1[1]     --     Form of Common Stock Purchase Warrant issued to
                         investors in private placements and for services provided in connection with such private placements.

       4.2[1]     --     Tayside Common Stock Purchase Warrant.

       4.3[2]     --     Adelphi Common Stock Purchase Warrant.

       4.4[2]     --     Form of Representative's Warrant Agreement (including
                         Form of Representative's Warrant).

       4.5[2]     --     Form of Common Stock Certificate.

       4.6[2]     --     Amended and Restated 1998 Incentive Stock Option Plan
                         of the Registrant.

       4.7[3]     --     Warrant Agreement, dated January 14, 2000, between the
                         Registrant and Bruce R. Kalisch.

       4.8[5]     --     Warrant Agreement, dated April 18, 2000, between the
                         Registrant and Peter J. Solomon Company Limited.

       4.9[4]     --     Common Stock Purchase Warrant, dated February 3, 2000,
                         issued to The Shaar Fund Ltd.

       4.10[4]    --     Form of Finders' Warrant (relating to the issuance of
                         warrants to purchase 3,870 shares of the Registrant's common stock).

       4.11[6]    --     Form of Common Stock Purchase Warrant issued to
                         purchasers of the Registrant's Series B 7% Convertible
                         Preferred Stock.

       4.12[7]    --     Form of Warrant issued to each seller of shares of
                         ICTS, Inc.

       4.13[8]    --     2001 Non-Qualified Stock Option Plan.

       4.14[9]    --     Form of Common Stock Purchase Warrant issued to
                         purchasers of the Registrant's Series C 8% Convertible
                         Preferred Stock.

       4.15[10]   --     Warrant to purchase 50,000 shares of common stock of
                         the Registrant issued to Rosenthal & Rosenthal, Inc. on
                         July 12, 2002.

       4.16[10]   --     Form of Registrant's Convertible Promissory Note due
                         July 15, 2003, the originals of which were issued in July 2002 to accredited investors.

       4.17[10]   --     Form of Registrant's Common Stock Purchase Warrant
                         issued in connection with the issuance of registrant's
                         Convertible Promissory Notes due July 15, 2003.

       5.1        --     Opinion of Fischbein Badillo Wagner Harding

      23.1        --     Consent of Goldstein Golub Kessler LLP

      23.2        --     Consent of Fischbein Badillo Wagner Harding (included
                         in Exhibit 5.1)

      24.1        --     Power of Attorney (set forth on page II-5)

------------------------------

* Numbers inside brackets indicate documents from which exhibits have been incorporated by reference.

[1] Incorporated by reference to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085.

[2] Incorporated by reference to Amendment No. 4, dated February 10, 1999, to the Registrant's Form SB-2, Registration No. 333-66085.

[3]  Incorporated by reference to the Registrant's Form 8-K dated January 14,
     2000.

[4]  Incorporated by reference to the Registrant's Form 8-K dated February 3,
     2000.

[5] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2000.

[6]  Incorporated by reference to the Registrant's Form 8-K dated October 6,
     2000.

[7]  Incorporated by reference to the Registrant's Form 8-K dated July 1, 2001.

[8] Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 23, 2001, Registration No. 333-72080.

[9] Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 2001.

[10] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2002.

                                      E-2